Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2025



**Raymond Chabot
Grant Thornton** LLP
Suite 2000
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8

T 514-878-2691

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Equity Owner of
Casgrain & Company (USA) Limited

Opinion on the statement of financial statements

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited (the "Company") as at September 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as at September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the

financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1998.

Raymond Chabot Grant Thornton LLP[1]

Montréal
November 14, 2025

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[1] CPA auditor, public accountancy permit no. A121364

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2025 (in U.S. $)

ASSETS

Cash	$	12,504
Securities purchased under agreements to resell		3,385,863
Other assets		5,458
Total assets	$	**3,403,825**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses		32,260
Income taxes payable		11,521
Total liabilities	$	**43,781**

STOCKHOLDER'S EQUITY

Preferred stock, without par value		
Authorized: unlimited number of shares		-
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		25,000
Retained earnings		3,661,685
Accumulated other comprehensive income (loss)		(326,641)
Total stockholder's equity		3,360,044
Total liabilities and stockholder's equity	$	**3,403,825**

The accompanying notes are an integral part of the statement of financial condition.

On behalf of the Board,

Director _____

Director _____

4

Casgrain & Company (USA) Limited
Notes to Statement of Financial condition

September 30, 2025 (in U.S. $)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is a Canadian corporation that is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer.

The Company deals in a riskless principal basis in fixed income securities issued or guaranteed by Canadian governments (Federal and Provincial), Canadian municipalities as well as large Canadian corporations. These activities are conducted on behalf of the Company's clients, which are strictly comprised of financial institutions and other broker-dealers that are located almost entirely in the United States.

The Company self-clears all of its financial instruments transactions which are conducted on a delivery/receive versus payment basis. Therefore, the Company does not otherwise hold funds or securities for, or owe money, or securities, to clients and accordingly, is exempt from SEC Rule 15c3-3 pursuant to paragraph K(2)(i).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Financial Condition

The statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The functional currency of the Company is the Canadian dollar. The statement of financial condition is expressed in U.S. dollars as required by foreign users. The Company has approved and authorized for issue this statement of financial condition on November 14, 2025.

Use of estimates

The preparation of a statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Therefore, actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded in the statement of financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis on the statement of financial condition.

Foreign currency translation adjustment

The Company uses the current rate method to translate its financial statements into U.S. dollar for presentation purpose only. Under this method, the assets and liabilities of the Company are translated in U.S. dollar at the exchange rate in effect at the balance sheet.

Casgrain & Company (USA) Limited
Notes to Statement of Financial condition

September 30, 2025 (in U.S. $)

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2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Collateralized securities financing transactions

Securities purchased under agreements to resell are treated as collateralized financing transactions except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are recorded at their contracted resale amounts plus accrued interest. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities purchased under agreements to resell. Expected losses are assumed not to have a material impact on the Company's statement of financial condition.

Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates.

Deferred tax assets are recognized to the extent that realization of such benefits is more likely than not. The effects of tax rate changes on deferred tax liabilities and deferred tax assets are recognized in net income in the period which such changes are enacted.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

Future Changes in Accounting Policies

At the date of authorization of this statement of financial condition, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the Financial Accounting Standards Board. However, these new Standards or amendments to existing Standards will either not apply to the Company or will not have a significant impact on the Company's statement of financial condition.

Accounting standards updates adopted October 1, 2024

Segment Reporting – Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board issued ASU 2023-07 that amended the segment reporting requirements to add incremental disclosures. The Company adopted this guidance effective October 1, 2024. The disclosures are included in Note 10 – Segment Information.

Casgrain & Company (USA) Limited
Notes to Statement of Financial condition

September 30, 2025 (in U.S. $)

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3 - FAIR VALUE

Fair value hierarchy

FASB Codification, Fair Value Measurements and Disclosures define fair value, establish a framework for measuring fair value, and establish a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by this accounting standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2: Inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

Additional disclosures about fair value of financial instruments not carried at fair value

U.S. GAAP requires disclosures of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments are not carried at fair value on the statement of financial condition but are rather carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments include cash, securities purchased under agreements to resell and accrued expenses. Except for cash which is categorized in Level 1 of the fair value hierarchy, all other financial instruments that are carried at amounts which approximate fair values are categorized in Level 2 of the fair value hierarchy.

4 - INCOME TAXES

The Company is subject to Canadian federal and provincial income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years.

Casgrain & Company (USA) Limited
Notes to Statement of Financial condition

September 30, 2025 (in U.S. $)

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5 - FINANCIAL INSTRUMENTS

Off-balance sheet risk

As a self-clearing broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes purchase and sale of financial instruments and resale agreements by the Company.

These activities may expose the Company to a default risk arising from the potential that clients or broker-dealers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

With regards to securities purchased under agreements to resell, the Company's sole counterparty is the Parent company. The Company's policy is to obtain possession of collateral with a fair value substantially equal to their contracted prices plus the accrued interest thereon to collateralize resale agreements. To ensure that the fair value of the underlying collateral in resale transactions remains sufficient, this collateral is valued daily, and the Company may require the Parent company to deposit additional collateral, when appropriate. All resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate the collateral held and to offset it against the receivable from the Parent company.

The Company may also clear some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

The Company manages off-balance sheet risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral from the Parent, when deemed appropriate, and by entering into resale agreements.

Concentration of credit risk

The Company's most significant credit concentration risk is with the Parent and the issuer of the financial instrument that collateralized the securities purchased under agreement to resell. This risk arises in the normal course of the Company's business. The risk of default depends on the creditworthiness of the Parent or the issuer of the instrument. The Parent company is a regulated Canadian broker-dealer that operates with significant capital in excess of minimum requirements and therefore the risk is considered minimal. With regards to issuer concentration credit risk relating to collateralized securities financing transactions, the Company's policy is to only accept as collateral securities of Canadian governments (federal, provincial and municipal) and of corporations that have a high credit rating from reputable credit rating agencies.

6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements.

Casgrain & Company (USA) Limited
Notes to Statement of Financial condition

September 30, 2025 (in U.S. $)

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6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (continued)

Securities clearing depository member guarantee (continued)

These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations.

Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned amount the other non-defaulting members of the clearing depository.

Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its statement of financial condition for this agreement and believes that any potential requirements to make payments under this agreement are remote.

As at September 30, 2025, the Company was not required to post collateral to satisfy margin deposits requirements.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires indemnifying them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms.

The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its statement of financial condition for these indemnifications.

7- COLLATERAL

The Company primarily receives collateral in connection with resale agreements. The Company is permitted to sell or repledge these securities held as collateral.

As at September 30, 2025, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, was $3,386,218 of which none was sold or repledged.

Casgrain & Company (USA) Limited
Notes to Statement of Financial condition

September 30, 2025 (in U.S. $)

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate customer-related debit items, as defined. As at September 30, 2025, the Company had net capital of $3,153,381 which was $2,903,381 in excess of its required net capital of $250,000.

9 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities collateralized financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment and information technology, back office, regulatory and administration.

As at September 30, 2025, the Company had a payable to the Parent of $795,189 relating to financial instrument transactions that have not reached their contractual settlement date. This amount is netted in the statement of financial condition with other receivables relating to unsettled regular-way trades. In addition, the Company had a receivable of $3,385,863 from the Parent for securities purchased under agreements to resell and a payable of $31,312 relating to various services received from the Parent.

10 – SEGMENT INFORMATION

The Company's operations constitute a single operating segment, and therefore a single reportable segment, because the Company is a broker-dealer firm that deals in riskless principal transactions in fixed income and management supervises the business activities using the information of the Company as a whole. Management assesses the performance of the single segment by monitoring operating income, operating costs, and net capital.

11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2025, and through November 14, 2025, the date of issuance of this statement of financial condition. There have been no material subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the statement of financial condition as of September 30, 2025.